14, bd du Général Leclerc
F 92572 Neuilly-sur-Seine Cedex

Téléphone : 01 41 43 14 00
Télécopie : 01 41 43 14 46

02 APR 25 AM 11:32

Béghin Say

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549 - USA

SECRÉTARIAT GÉNÉRAL

File n: 82-5209

[redacted]

02028619

SUPPL

Direct line 01.41.43.10.21
Fax 01.41.43.11.55
O Ref. CCS/SD/2002-02-26-01
E-mail : cchalon@fr.beghin-say.com

February 26th 2002

Re: Disclosure Materials provided by Béghin-Say pursuant to Application for exemption under Rule 12g3-2(b).

Ladies and Gentlemen:

Please find attached disclosure materials for Béghin-Say. Béghin-Say is providing these documents to you pursuant to its obligations under Rule 12g3-2(b) (1)(i):

- Publication of the turn-over of Béghin-Say as of December 31, 2001 in the "Bulletin des Annnonces Légales Obligatoires".

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours.

PROCESSED
MAY 0 1 2002
THOMSON
FINANCIAL

Catherine CHALON-SZYMANEK
General Secretary

dlw 4/25

CHIFFRE D'AFFAIRES CONSOLIDE AU 31 DECEMBRE 2001

(en millions d'euros)

	2001	Proforma 2000(*)	Variation
SUCRE ET ALCOOL France	**1 172,0**	**1 208,4**	**-3%**
Premier trimestre	269,5	226,6	
Deuxième trimestre	281,5	310,9	
Troisième trimestre	226,3	260,5	
Quatrième trimestre	394,7	410,4	
SUCRE ET ALCOOL Hongrie	**78,3**	**70,3**	**11,4%**
Premier trimestre	15,4	10,7	
Deuxième trimestre	16,6	24,7	
Troisième trimestre	26,4	16,4	
Quatrième trimestre	19,9	18,5	
SUCRE ET ALCOOL Italie	**584,7**	**630,9**	**-7,3%**
Premier trimestre	147,2	138,4	
Deuxième trimestre	147,2	160,6	
Troisième trimestre	170,7	172,9	
Quatrième trimestre	119,6	159,0	
SUCRE ET ALCOOL Brésil	**36,0**	**-**	**-**
Premier trimestre	-	-	
Deuxième trimestre	-	-	
Troisième trimestre	-	-	
Quatrième trimestre	36,0	-	
DIVERS	**0,8**	**1,0**	**-20,0%**
Premier trimestre	-	0,3	
Deuxième trimestre	0,3	0,3	
Troisième trimestre	0,2	0,1	
Quatrième trimestre	0,3	0,3	
TOTAL BEGHIN-SAY	**1 871,8**	**1 910,6**	**-2,0%**
Premier trimestre	432,1	376,0	
Deuxième trimestre	445,6	496,5	
Troisième trimestre	423,6	449,9	
Quatrième trimestre	570,5	588,2	

(*) Données proforma publiées dans le document « E » lors de la scission du groupe Eridania Béghin-Say

A périmètre et taux de change constant, la baisse enregistrée est de 4%.